SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2011

ChipMOS TECHNOLOGIES (Bermuda) LTD.

(Translation of Registrant’s Name Into English)

No. 1, R&D Rd. 1, Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ChipMOS TECHNOLOGIES (Bermuda) LTD.
(Registrant)

Date: July 6, 2011	By	/S/ S. J. Cheng
	Name:	S. J. Cheng
	Title:	Chairman & Chief Executive Officer

Contacts:

In Taiwan Dr. S.K. Chen ChipMOS TECHNOLOGIES (Bermuda) LTD. +886-6-507-7712 s.k._chen@chipmos.com	In the U.S. Chesha Gibbons Director of Investor Relations +1-415-730-1307 chesha_gibbons@chipmos.com David Pasquale Global IR Partners +1-914-337-8801 dpasquale@globalirpartners.com

ChipMOS AND CONNECTEC JAPAN CORPORATION ENTER JOINT TECHNOLOGY

DEVELOPMENT AGREEMENT; ChipMOS TAKES 30% EQUITY STAKE

ChipMOS Receives Exclusive Perpetual IPs for Cost Effective LCD Driver Assembly Technology

Hsinchu, Taiwan, July 6, 2011 - ChipMOS TECHNOLOGIES (Bermuda) LTD. (“ChipMOS” or the “Company”) (Nasdaq: IMOS) today announced that its majority-owned Taiwanese subsidiary, ChipMOS TECHNOLOGIES INC., (“ChipMOS Taiwan”), has agreed to invest in CONNECTEC JAPAN Corporation (“CTJ”) for a 30% equity stake of CTJ pursuant to a share subscription agreement dated July 4, 2011.

On the same day, the Company and CTJ have also entered into a technology transfer agreement (“Technology Agreement”) in which, ChipMOS Taiwan receives exclusive perpetual license for certain intellectual property rights from CTJ. Under the Technology Agreement, ChipMOS Taiwan and CTJ will jointly develop package and assembly technologies targeting existing and future market opportunities and better meet its customer requirements.

CTJ is a corporation focused on the development of next generation semiconductor package and foundry technologies. Its proprietary technology was developed to increase efficiency and yield of LCD driver assembly processes and to extend inner lead bonding process capability to below 20µm.

Katsunori Hirata, President of CONNECTEC JAPAN Corporation, commented, “This is a milestone event for us. With ChipMOS becoming a major equity holder and agreeing to adopt and jointly enhance our technology, we welcome a committed, industry leading partner to help bring our proprietary technologies into mass production. We are excited to be working closely with ChipMOS in the future and together to develop more efficient and sophisticated semiconductor packaging technology.”

S.J. Cheng, Chairman and Chief Executive Officer of ChipMOS, said, “After carefully evaluating CTJ’s technology, management and roadmap, we were so impressed by CTJ’s achievements and capabilities that we agreed to take an equity stake in CTJ. Its next generation technology will allow ChipMOS to gain a competitive advantage by adopting technology improvements as we continuously work to lower process costs for our operations. Importantly, our agreement will pave the way to innovative, future advanced technology development.”

About CONNECTEC JAPAN Corporation:

CTJ (www.connectec-japan.com) is a company focused on next generation package and foundry technology development. The company is devoted to support customer widely from assembly of semiconductor package to surface mount technology, analysis, evaluation and reliability test.

About ChipMOS TECHNOLOGIES (Bermuda) LTD.:

ChipMOS (www.chipmos.com) is a leading independent provider of semiconductor testing and assembly services to customers in Taiwan, Japan, and the U.S. With advanced facilities in Hsinchu and Southern Taiwan Science Parks in Taiwan and Shanghai, ChipMOS and its subsidiaries provide testing and assembly services to a broad range of customers, including leading fabless semiconductor companies, integrated device manufacturers and independent semiconductor foundries.

Forward-Looking Statements

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.